News Release

Alexco Reports First Quarter 2014 Financial Results

May 15, 2014 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the first quarter of 2014. All figures are expressed in Canadian dollars unless otherwise stated. For the first quarter, Alexco recorded a net loss of $1.4 million, or $0.02 per share, on total revenue of $3.3 million primarily from the Alexco Environmental Group. Cash and cash equivalents remained at essentially the same level as at the end of the previous quarter.

First Quarter Highlights

  Net loss of $1.4 million, or $0.02 per share. Loss before deferred taxes was $1.9 million, including non- cash costs of $723,000 for depreciation and $475,000 for share-based compensation.

  Cash and cash equivalents at March 31, 2014 of $8.5 million and net working capital of $14.8 million compared to $8.6 million and $15.3 million, respectively, at December 31, 2013.

  Cash flows from the Alexco Environmental Group largely offset cash used during the quarter during the interim suspension of mining operations.

  Initiation of the 2014 summer exploration field season at the Keno Hill Silver District, including up to approximately 10,000 meters of drilling.

  Continued optimization of plans for redevelopment of mining operations at Keno Hill and further work on lowering future fixed cost components related to mining operations.

Alexco’s President and Chief Operating Officer Clynt Nauman said, “Our focus during the first quarter and at the present time is on working through the critical factors that will result in a ‘go’ decision on restarting production at our Keno Hill property in the Yukon. We don’t quite have all the components in place yet, but clearly a major factor in lowering our costs will be to develop additional throughput volume for the mill. Our newest discovery – the Flame & Moth deposit – will be key to accomplishing this goal.”

Nauman continued, “As I’ve said consistently over the past few months, our overall goal is to re-establish production at Keno Hill with an underlying cost structure which will allow us to operate through all reasonably predictable price cycles, both up and down. I believe this will be achievable given the optimization and unit cost restructuring we have been working on this winter.”

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars,
except per share amounts)	Three Months Ended March 31
	2014	2013

Revenue from environmental services	3,071	2,207
Gross profit (loss) from environmental services	981	807

Revenue from mining operations	256	14,508
Gross profit from mining operations	256	32

Revenue from all operations	3,327	16,715
Gross profit from all operations	1,237	839

Loss before taxes	(1,899)	(3,354)
Net loss	(1,419)	(2,332)
Total comprehensive loss	(852)	(2,753)
Loss per share – basic and diluted	($0.02)	($0.04)
Cash flows from operating activities	140	1,400

Alexco Environmental Group (AEG)

AEG recorded revenues of $3.1 million in the first quarter of 2014 for a gross profit of $1.0 million and a gross margin of 31.9%, compared to revenues of $2.2 million in the first quarter of 2013 for a gross profit of $0.8 million and a gross margin of 36.6% . The increase in revenues is attributable primarily to growth in AEG’s client base within the US market. Nauman said, “This is a strategically important business for us, as well a cash contributor to the company in general – AEG certainly complements our mining business in the Yukon and it also helps us as we move forward with our own permitting process for development projects at Keno Hill.”

Mining Operations

Mining segment revenues recognized in the first quarter of 2014 totaled $0.3 million with nil cost of sales, reflecting the effect of final assay determinations between initial revenue recognition and final settlement of concentrate sales. Bellekeno mining and milling operations were suspended in early September 2013 in light of the reduced silver price environment and reduced operating margins. The last concentrate shipments were delivered in October 2013, and the last final settlements of concentrate sales were completed in April 2014.

Keno Hill Exploration

Alexco’s 2014 exploration budget for Keno Hill is approximately $5 million, including surface drilling utilizing up to three drills which commenced in March and remains ongoing. Surface exploration totaling up to 10,000 meters of drilling will be focused on better defining the potential limits of mineralization and adding immediate resources at the Flame & Moth deposit, and further defining the nearby Flame & Moth West discovery. Additional surface exploration work at Bellekeno and Bermingham as well as other areas is also under consideration.

The Flame & Moth deposit occurs in two zones separated by a fault, and while the current potentially mineable portion has a strike length of about 600 meters, results from drilling in 2013 show the mineralization extends for at least 900 meters. The deposit averages 4 to 5 meters in thickness, with some areas up to 11 meters thick. Drilling results released last year included 28 ounces per ton of silver over 5.6 meters true thickness at the southwest extent of the deposit (see news release dated September 18, 2013 entitled “Alexco Extends Flame & Moth to More Than 900 Meters in Strike Length; Silver Grades to 28.8 Ounces per Ton Over 5.6 Meters”). The Flame & Moth deposit remains open, and just as important the general area around the deposit remains open for satellitic discoveries such as Flame West where there have been intercepts of up to 28.7 ounces per ton silver over a true thickness of 0.85 meters.

Of the approximately 10,000 meter surface drilling program planned for this year, more than 7,000 meters is planned to test targets within the general area of the Flame & Moth deposit and associated structures. More than 5,000 meters of the drilling is planned on the southwest extensions to the Flame Vein, where last year it was demonstrated that mineralization extends at least an additional 220 meters to the south of the existing resource. Initial exploration along trend of the Flame & Moth deposit northeast of the mill is in progress, where there is little existing geologic information because of surficial cover, and this will be supplemented with high density ground magnetic surveys.

Financial Position

Alexco’s cash and cash equivalents at March 31, 2014 totaled $8.5 million compared to $8.6 million at December 31, 2013, while net working capital totaled $14.8 million compared to $15.3 million for the same dates respectively. Expenditures during the quarter on exploration and mine site care and maintenance were significantly offset by net cash generated from operating activities.

With its cash resources and net working capital on hand at March 31, 2014, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration for at least the current 12 month period, although a re-start of mining operations and new mine development is likely to require additional capital investment.

Financial Report and Conference Call for First Quarter 2014

Full details of the financial and operating results for the first quarter of 2014 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Friday, May 16, 2014. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-0778
Dial from outside Canada or the US:	1-201-689-8565
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through June 16, 2014, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Conference ID # 13582013

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Bellekeno in order to decrease costs and reposition the District for long-term, sustainable operations. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun who have a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.